Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

nView medical Inc.
550 W 900 S Suite C
Salt Lake City, UT 84101
https://www.nviewmed.com/

Up to $399,935.37 in Common Stock at $8.31
Minimum Target Amount: $123,993.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: nView medical Inc.
Address: 550 W 900 S Suite C, Salt Lake City, UT 84101
State of Incorporation: DE
Date Incorporated: November 27, 2012

Terms:

Equity

Offering Minimum: $123,993.51 | 14,921 shares of Common Stock
Offering Maximum: $399,935.37 | 48,127 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $8.31
Minimum Investment Amount (per investor): $349.02

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Friends, family, collaborators, and previous investors will receive 15% bonus shares.

Time-Based Perks

Early Bird 1: Invest in the first 24 hours and receive 15% bonus shares

Early Bird 2: Invest in the first 48 hours and receive 10% bonus shares

Early Bird 3: Invest in the first week and receive 5% bonus shares

Early Bird 4: Invest in the first 2 weeks and receive 3% bonus shares

First 2 Weeks | $15k: Invest $15,000+ in the first 2 weeks and receive 15% bonus shares

First 2 Weeks | $10k: Invest $10,000+ in the first 2 weeks and receive 13% bonus shares

First 2 Weeks | $5k: Invest $5,000+ in the first 2 weeks and receive 10% bonus shares

First 2 Weeks | $1k: Invest $1,000+ in the first 2 weeks and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares

Tier 2: Invest $5,000+ and receive 5% bonus shares

Tier 3: Invest $10,000+ and receive 8% bonus shares

Tier 4: Invest $20,000+ and receive 12% bonus shares

Tier 5: Invest $30,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

nView medical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.31 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $831. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

nView medical is revolutionizing surgical imaging with its AI-powered image generation technology that enhances precision, efficiency, and safety in the operating room. Its flagship product, the FDA-approved nView s1 system, delivers real-time, high-resolution, low-radiation 3D imaging, enabling surgeons to make better-informed decisions. Having been used in over 500 surgeries across leading U.S. hospitals, nView medical is addressing the critical need for improved surgical accuracy while reducing radiation exposure. Backed by $8.5M in funding and led by a leadership team with decades of med-tech experience, nView medical is poised to redefine the future of surgical imaging.

Business Model

nView medical operates on a hybrid business model, combining one-time revenue from equipment placements with recurring revenue streams from surgical disposables and service contracts. The nView s1 system seamlessly integrates into existing surgical workflows, fostering long-term user adoption. As new equipment placements increase the installed base, recurring revenue from consumables and maintenance contracts ensures a steady revenue stream. This model not only drives profitability but also creates opportunities for expansion into new surgical applications and markets.

Intellectual Property

nView medical safeguards its technological advantage with a robust intellectual property portfolio, comprising 8 granted patents focused on AI-driven 3D imaging, navigation, and surgical planning. These patents protect core innovations in real-time, low-radiation imaging and seamless workflow integration, forming significant barriers to entry for potential competitors. This strategic IP framework secures nView's market position and supports its continued development of advanced imaging solutions, providing a solid foundation for future growth.

Competitors and Industry

Competitors

nView medical operates in a competitive landscape that includes established medical imaging companies such as GE Healthcare, Siemens Healthineers, and Medtronic, which offer traditional 2D and 3D imaging solutions. However, nView medical differentiates itself by combining high-resolution, low-radiation 3D imaging with AI-powered navigation and real-time surgical guidance. Its unique capability to deliver precise imaging without the high radiation exposure associated with traditional CT scans provides a compelling value proposition, positioning nView medical as a disruptive force in the surgical imaging market.

Industry

The medical imaging industry is undergoing rapid transformation, driven by advancements in AI and the growing demand for precise, low-radiation imaging solutions. With a total addressable market exceeding $10B in the U.S., including the $6B adult surgical imaging market and $250M pediatric surgical imaging market, the industry is poised for significant growth. The shift towards minimally invasive surgeries, particularly in Ambulatory Surgical Centers (ASC), further accelerates the demand for innovative imaging solutions. nView medical's AI-driven approach positions it at the forefront of this evolving industry.

Current Stage and Roadmap

Current Stage

nView medical is in the commercialization stage, having successfully launched the nView s1 system in the U.S. pediatric surgical imaging market with over $1M in revenue. The system is already deployed in top-tier pediatric hospitals, including Stanford Children's, Texas Scottish Rite, and St. Louis Children's Hospital, demonstrating strong market validation. With FDA approvals for imaging, navigation, and AI planning, and proven clinical utility in over 500 surgeries, nView medical is well-positioned for expansion into the adult surgical imaging market.

Future Roadmap

Building on its success in pediatric imaging, nView medical aims to expand into the $6B U.S. adult surgical imaging market, targeting adult spinal deformity and minimally invasive procedures. Future initiatives include enhancing AI capabilities for advanced surgical planning and expanding the product line for broader clinical applications. Additionally, nView medical plans to explore opportunities in the broader $10B U.S. medical imaging market, including point-of-care imaging for clinics, emergency medicine, and remote locations. Funds raised will accelerate R&D and commercialization efforts, driving growth and solidifying nView medical's position as a leader in AI-powered surgical imaging.

The Team

Officers and Directors

Name: Cristian Atria

Cristian Atria's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer
  Dates of Service: January, 2014 - Present
  Responsibilities: As CEO, Cristian oversees all major operations. Cristian receives a salary of $136,000 and owns about 56.52% of the company.

Name: Lisa Last

Lisa Last's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: May, 2015 - Present
  Responsibilities: Lisa leads nView's quality/regulatory, clinical, and manufacturing/supply chain operations. Lisa receives a salary of $105,000 and holds 77,000 options, in various states of fully, partially, and not yet vested.

Name: Christopher von Jako

Christopher von Jako's current primary role is with Polarean. Christopher von Jako currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part Time)
  Dates of Service: September, 2014 - Present
  Responsibilities: Christopher provides strategic oversight and support for the company's fundraising efforts, ensuring alignment with business objectives. He does not receive compensation.

Other business experience in the past three years:

- Employer: Polarean
  Title: CEO
  Dates of Service: June, 2023 - Present
  Responsibilities: As CEO of Polarean, Christopher leads the company's strategic direction, driving the commercialization of advanced Xenon MRI technology to transform pulmonary medicine. He oversees operations, business growth, and partnerships to expand market adoption and enhance patient outcomes.

Other business experience in the past three years:

- Employer: BrainsWay
  Title: CEO
  Dates of Service: January, 2020 - March, 2023
  Responsibilities: As CEO of BrainsWay, Christopher led the company's strategic growth and commercialization of its advanced noninvasive neurostimulation technology for mental health disorders. He oversaw operations, market expansion, and partnerships to drive adoption and improve patient outcomes.

Name: Kevin Foley, MD

Kevin Foley, MD's current primary role is with Semmes-Murphey Clinic & University of Tennessee Health Science Center (UTHSC). Kevin Foley, MD currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part Time)
  Dates of Service: May, 2019 - Present
  Responsibilities: Kevin serves on the board of directors and as a medical advisor to the company. He does not receive compensation.

Other business experience in the past three years:

- Employer: Semmes-Murphey Clinic & University of Tennessee Health Science Center (UTHSC)
  Title: Board chairman at Semmes-Murphey Clinic, Professor of Neurosurgery at UTHSC
  Dates of Service: August, 1992 - Present
  Responsibilities: Kevin provides patient care and performs surgery, he serves as the chairman of the board of Semmes-Murphey Clinic, and he serves as professor of neurosurgery at UTHSC.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond

management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers,

gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities,

reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company has an investor, Fusion Fund, who currently has an open board seat that is not yet filled.
Fusion Fund, an investor of the company, retains investor protective rights and may appoint a board representative in the future. Ms. Lu Zhang, Fusion Fund's Managing Partner, served on the board between 2018 and 2025. During the offering preparation process, Ms. Zhang resigned from the board due to concerns about sharing personal information with third-party service providers. Her resignation was unrelated to the content or accuracy of the offering materials.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cristian Atria	2,000,000	Common Stock	56.52%
Cristian Atria	39,997	Series A-3 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, 2021 Convertible Note, and 2019 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 48,127 of Common Stock.

Common Stock

The amount of security authorized is 3,915,000 with a total of 2,370,500 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 161,500 outstanding options and 150,000 unallocated options pursuant to the Company's stock option pool.

Series Seed Preferred Stock

The amount of security authorized is 180,001 with a total of 180,001 outstanding.

Voting Rights

Votes on an as converted basis into Common Stock.

Material Rights

Dividend preference: 6% of original issue price, non-cumulative, payable only if dividends are paid on other stock classes.

Liquidation preference: Entitled to the greater of,

- Original Issue Price (1X), plus declared but unpaid dividends, OR

- Proceeds on an as converted basis.

Seniority:

Series Seed is senior to Common Stock.

Conversion rights:

Convertible to Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 278,462 with a total of 278,462 outstanding.

Voting Rights

Votes on an as converted basis into Common Stock.

Material Rights

Dividend preference: 6% of original issue price, non-cumulative, payable only if dividends are paid on other stock classes.

Liquidation preference: Entitled to the greater of,

- Original Issue Price (1X), plus declared but unpaid dividends, OR

- Proceeds on an as converted basis.

Seniority:

Series Seed-1 is senior to Series Seed and Common Stock.

Conversion rights:

Convertible to Common Stock.

Anti-dilution protection applies to some investors in Series Seed-1 Preferred Stock.

Series A-1 Preferred Stock

The amount of security authorized is 517,021 with a total of 517,021 outstanding.

Voting Rights

Votes on an as-converted basis into Common Stock.

Material Rights

Dividend preference: 6% of original issue price, non-cumulative, payable only if dividends are paid on other stock classes.

Liquidation preference: Entitled to the greater of,

- Original Issue Price (1X), plus declared but unpaid dividends, OR

- Proceeds on an as converted basis.

Seniority:

Series A-1, A2, A3 (collectively, series-A), are pari-passu with each other, and rank senior to all other classes of stock.

Conversion rights:

Convertible to Common Stock.

Anti-dilution protection applies to some investors in Series-A

Series A-2 Preferred Stock

The amount of security authorized is 106,868 with a total of 106,868 outstanding.

Voting Rights

Votes on an as-converted basis into Common Stock.

Material Rights

Dividend preference: 6% of original issue price, non-cumulative, payable only if dividends are paid on other stock classes.

Liquidation preference: Entitled to the greater of,

- Original Issue Price (1X), plus declared but unpaid dividends, OR

- Proceeds on an as converted basis.

Seniority:

Series A-1, A2, A3 (collectively, series-A), are pari-passu with each other, and rank senior to all other classes of stock.

Conversion rights:

Convertible to Common Stock.

Anti-dilution protection applies to some investors in Series-A.

Series A-3 Preferred Stock

The amount of security authorized is 156,730 with a total of 156,730 outstanding.

Voting Rights

Votes on an as-converted basis into Common Stock.

Material Rights

Dividend preference: 6% of original issue price, non-cumulative, payable only if dividends are paid on other stock classes.

Liquidation preference: Entitled to the greater of,

- Original Issue Price (1X), plus declared but unpaid dividends, OR

- Proceeds on an as converted basis.

Seniority:

Series A-1, A2, A3 (collectively, series-A), are pari-passu with each other, and rank senior to all other classes of stock.

Conversion rights:

Convertible to Common Stock.

Anti-dilution protection applies to some investors in Series-A.

2021 Convertible Note

The security will convert into Preferred stock and the terms of the 2021 Convertible Note are outlined below:

Amount outstanding: $1,500,000.00
Maturity Date: December 17, 2025
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $26,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with 2021 Convertible Note.

2019 Convertible Note

The security will convert into Preferred stock and the terms of the 2019 Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: October 19, 2026
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with 2019 Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-1 Preferred Shares
  Type of security sold: Equity
  Final amount sold: $3,803,548.00
  Number of Securities Sold: 517,021
  Use of proceeds: N/A, conversion of notes
  Date: December 31, 2024
  Offering exemption relied upon: 506(b)

- Name: Series A-2 Preferred Shares
  Type of security sold: Equity
  Final amount sold: $786,214.00
  Number of Securities Sold: 106,868
  Use of proceeds: N/A, conversion of notes
  Date: December 31, 2024
  Offering exemption relied upon: 506(b)

- Name: Series A-3 Preferred Shares
  Type of security sold: Equity
  Final amount sold: $1,153,035.00
  Number of Securities Sold: 156,730
  Use of proceeds: N/A, conversion of notes
  Date: December 31, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $905,306 compared to $247,219 in fiscal year 2023.

This revenue increase was due to a higher reliance on capital equipment sales vs. System as a Service (SaaS) sales, combined with an increase in recurring revenue due to increased system use as well as the addition of new services (Capital Equipment service and clinical services).

Cost of Sales

Cost of Sales for fiscal year 2024 was $375,704 compared to $123,498 in fiscal year 2023.

This increase was due to a higher reliance on capital equipment sales (which carries the full cost of the equipment as cost) vs. System as a Service (SaaS) sales. New product lines and volume of disposable goods driven by a higher utilization of the system also contributed to the higher cost of goods.

Gross Margins

Gross margins for fiscal year 2024 were $529,603compared to $123,720 in fiscal year 2023.

This increase was due to a higher reliance on capital equipment sales vs. System as a Service (SaaS) sales. New product lines and volume of disposable goods driven by a higher utilization of the system also contributed to the higher gross margins.

Operating Expenses

Operating expenses for fiscal year 2024 were $922,549 compared to $1,655,761 in fiscal year 2023.

The decrease in expenses is driven by a decrease in SG&A expenses and to a minor extent by a reduction in R&D expenses. Between 2023 and the first half of 2024 the company rationalized its headcount to decrease costs.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical revenues and cash flows will not be indicative of the revenue and cash flows expected for the future because we plan to grow within our existing market and expand into new markets. Past cash was primarily generated through investments and sales. Our goal is to become cash neutral and rely mostly exclusively on sales for our operational needs. Until we enter the adult market, we expect to continue expanding our user base at a similar pace than in the past. We expect our recurring revenue to increase as we enter into more service contracts and as the system utilization increases driven by the expansion in the clinical applications and the number of surgeons that use our technology within each account. Accordingly, we expect cashflows from operating activities to grow and become the predominant source of cash for the business going forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 2/21/2024, the Company has capital resources available in the form of $147,600 cash in hand, and a $25,000 line of credit with Brex.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support part of our operating activities (supporting existing customers, ensuring continuous improvements are developed and deployed in the field, onboarding new hospitals and maintaining our surgical disposables line of revenue).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Given the profitability of the company service and products, we believe the company could access debt capital to fund operations, further decrease its costs, or delay investments if it was needed. Of the total funds that our Company has, 73% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. These funds would be used primarily to expand into the adult surgical imaging market.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate that the Company will be able to self-sustain and become cash neutral by the end of 2025. This is based on a current monthly cash burn rate of $27,500 for operating expenses related to R&D and customer support, and assuming that we are able to maintain a stable rate of new system placements of at least one per year. Additional contributions to reach cash neutrality is expected from a growth in our profit from recurring revenue (+25% driven by increased utilization and new service contracts from our installed base). Reaching cash neutrality by the end of 2025 assumes that convertible notes either convert or are restructured.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitely while investing in its future. $124,000 are needed to reach cash neutrality. All money raised above the $124,000 and up to the maximum of $400,000 will be used primarily to fund growth in the adult market, with part of the investment used to strategically strengthen our balance sheet to increase financial flexibility. Reaching cash break-even is based on a current monthly cash burn rate of $27,500 for operating expenses related to R&D and customer support, offset by an expected growth in our profit from recurring revenue (+25% driven by increased utilization and new service contracts from our installed base) and assuming we are able to maintain a stable rate of new system placements (of at least one per year). Reaching cash neutrality by the end of 2025 assumes that convertible notes either convert or are restructured. The investments made with funds raised above the $124,000 should start generating new revenue in the second half of 2026.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including restructuring its debt or raising a VC round (Series-B).

Indebtedness

- Creditor: U.S. Bank Quick Loan
  Amount Owed: $6,660.00
  Interest Rate: 5.24%
  Maturity Date: May 25, 2027

- Creditor: U.S. Quick Bank Loan
  Amount Owed: $12,341.00
  Interest Rate: 4.74%
  Maturity Date: February 22, 2026

- Creditor: U.S. Bank Quick Loan
  Amount Owed: $13,208.00
  Interest Rate: 4.74%
  Maturity Date: April 27, 2026

- Creditor: U.S. Bank Quick Loan
  Amount Owed: $78,929.00
  Interest Rate: 4.74%
  Maturity Date: August 24, 2027

- Creditor: Utah Technology Innovation Funding
  Amount Owed: $50,000.00
  Interest Rate: 7.5%
  Maturity Date: December 21, 2032
  The interest rate is the Prime Rate.

- Creditor: 2021 Convertible Note
  Amount Owed: $1,500,000.00
  Interest Rate: 8.0%
  Maturity Date: December 17, 2025

- Creditor: 2019 Convertible Note
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Maturity Date: October 19, 2026

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $29,995,626.42

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis and does not take into account potential dilution from convertible securities currently outstanding. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,993.51 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fee
  16.0%
  StartEngine Service Fee

- Research & Development
  26.0%
  We will use 26% of the funds raised for market and customer research, new product development and market testing as it relates to our entry in the adult surgical market.

- Working Capital
  26.0%
  We will use 26% of the funds for working capital in our current operations or for ongoing day-to-day operations of the Company.

- Strengthening Our Balance Sheet
  20.5%
  We will allocate 20.5% of the funds raised to strategically reduce select liabilities with a one-to-one debt forgiveness feature, enhancing our financial position and positioning the company for long-term growth.

- StartEngine Reg CF Campaign Marketing
  4.0%
  We will use 5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $399,935.37, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  32.9%
  We will use 32.9% of the funds raised for new product development and for its marketing as it relates to our entry in the adult surgical market.

- Working Capital

30.0%
We will use 30% of the funds for working capital in our current operations or for ongoing day-to-day operations of the Company.

- Strengthening Our Balance Sheet
  23.1%
  We will allocate 23.1% of the funds raised to strategically reduce select liabilities with a one-to-one debt forgiveness feature, enhancing our financial position and positioning the company for long-term growth.

- StartEngine Reg CF Campaign Marketing:
  6.5%
  We will use 6.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nviewmed.com/ (nviewmed.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nviewmedical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR nView medical Inc.

[See attached]

NVIEW MEDICAL INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET
APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
nView Medical Inc.
Salt Lake City, Utah

We have reviewed the accompanying financial statements of nView Medical Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 24, 2025
Los Angeles, California

NVIEW MEDICAL INC.

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 149,059	$ 170,783
Accounts Receivable, net	125,912	49,442
Inventory	237,958	384,311
Prepaids and Other Current Assets	16,021	2,100
Total Current Assets	**528,950**	**606,636**
Property and Equipment, net	116,729	211,827
Right-of-Use Asset	54,368	-
Intangible Assets	213,156	196,233
Security Deposit	2,892	5,000
Total Assets	**$ 916,095**	**$ 1,019,696**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 39,156	$ 51,693
Credit Cards	59,370	8,163
Current Portion of Loans and Notes	60,449	60,449
Current Portion of Convertible Notes	1,500,000	-
Accrued Interest on Convertible Note	363,945	1,109,224
Lease Liability, current portion	31,532	-
Deferred Revenue	142,933	40,000
Other Current Liabilities	130,181	267,768
Total Current Liabilities	**2,327,566**	**1,537,297**
Loans and Promissory Notes, net of current portion	100,689	153,040
Lease Liability, net of current portion	22,835	-
Convertible note, net of current portion	250,000	4,575,000
Accrued Interest – Non-Current Liability	111,671	-
Total Liabilities	**2,812,761**	**6,265,337**
STOCKHOLDERS' EQUITY		
Common Stock	2,059	2,059
Series A-1 Preferred Stock	5,170	-
Series A- 2 Preferred Stock	1,069	-
Series A-3 Preferred Stock	1,567	-
Series Seed Preferred Stock	1,800	1,800
Series Seed-1 Preferred Stock	2,785	2,785
Additional Paid in Capital	5,020,608	917,860
Accumulated Deficit	(6,931,724)	(6,170,145)
Total Stockholders' Equity	**(1,896,666)**	**(5,245,641)**
Total Liabilities and Stockholders' Equity	**$ 916,095**	**$ 1,019,696**

See accompanying notes to financial statements.

NVIEW MEDICAL INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	905,306	$	247,219
Cost of Goods Sold		375,704		123,498
Gross Profit		**529,602**		**123,721**
Operating Expenses				
General and Administrative		577,865		1,056,159
Research and Development		262,867		413,757
Selling and Marketing		81,817		185,845
Total Operating Expenses		**922,549**		**1,655,761**
Net Operating Loss		**(392,947)**		**(1,532,040)**
Interest Expense		390,062		353,250
Other Loss/(Income)		(21,430)		(216,037)
Loss Before Provision for Income Taxes		**(761,579)**		**(1,669,253)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	**$**	**(761,579)**	**$**	**(1,669,253)**

See accompanying notes to financial statements.

NVIEW MEDICAL INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series A-1 Preferred Stock		Series A- 2 Preferred Stock		Series A-3 Preferred Stock	
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 31, 2022	**2,043,000**	**$ 2,043**	**-**	**$ -**		**$ -**		**$ -**
Issuance of stock	16,000	16	-	-	-	-	-	-
Share-Based Compensation	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-
Balance—December 31, 2023	**2,059,000**	**$ 2,059**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**
Share-Based Compensation	-	-	-	-	-	-	-	-
Conversion of Convertible Notes to Stock	-	-	517,021	5,170	106,868	1,069	156,730	1,567
Net Loss	-	-	-	-	-	-	-	-
Balance—December 31, 2024	**2,059,000**	**$ 2,059**	**517,021**	**$ 5,170**	**106,868**	**$ 1,069**	**156,730**	**$ 1,567**

	Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Additional Paid In	Accumulated	Total Stockholders'
(in , $US)	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	**180,001**	**$ 1,800**	**278,462**	**$ 2,785**	**$ 864,692**	**$ (4,500,892)**	**$ (3,629,572)**
Issuance of stock	-	-	-	-	12,529	-	12,545
Share-Based Compensation	-	-	-	-	40,639	-	40,639
Net Loss	-	-	-	-	-	(1,669,253)	(1,669,253)
Balance—December 31, 2023	**180,001**	**$ 1,800**	**278,462**	**$ 2,785**	**$ 917,860**	**$ (6,170,145)**	**$ (5,245,641)**
Share-Based Compensation	-	-	-	-	41,798	-	41,798
Conversion of Convertible Notes to Stock	-	-	-	-	4,060,950	-	4,068,757
Net Loss	-	-	-	-	-	(761,579)	(761,579)
Balance—December 31, 2024	**180,001**	**$ 1,800**	**278,462**	**$ 2,785**	**$ 5,020,608**	**$ (6,931,724)**	**$ (1,896,666)**

See accompanying notes to financial statements.

NVIEW MEDICAL INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (761,579)	$ (1,669,253)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	101,470	113,910
Amortization of Intangibles Assets	14,169	17,015
Accrued Interest on Convertible Notes	380,149	350,033
Share-Based Compensation	41,798	40,639
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(76,470)	360,566
Inventory	146,353	88,697
Prepaids and Other Current Assets	(13,921)	(2,100)
Accounts Payable	(12,537)	27,780
Deferred Revenue	102,933	(160,000)
Credit Cards	51,207	(2,917)
Other Current Liabilities	(137,587)	223,021
Security Deposit	2,106	-
Net Cash Used In Operating Activities	**(161,909)**	**(612,609)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(6,372)	(130,122)
Purchases of Intangible Assets	(31,092)	(53,236)
Net Cash Used in Investing Activities	**(37,464)**	**(183,358)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	12,545
Borrowing/Repayment of Promissory Notes and Loans, net	(52,351)	1,685
Borrowing on Convertible Notes	230,000	550,000
Net Cash Provided by Financing Activities	**177,649**	**564,230**
Change in Cash & Cash Equivalents	**(21,724)**	**(231,737)**
Cash & Cash Equivalents —Beginning of The Year	170,783	402,520
Cash & Cash Equivalents—End of The Year	**$ 149,059**	**$ 170,783**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 10,424	$ 3,217
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of Equity in Return for Note and Accrued Interest	4,068,757	

See accompanying notes to financial statement

1. NATURE OF OPERATION

nView Medical Inc. was incorporated on November 27, 2012, in the state of Delaware. The financial statements of nView Medical Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

nView Medical is a medical technology company specializing in real-time 3D imaging solutions for spine, orthopedic, and surgical applications. By integrating advanced imaging hardware and AI-powered software, nView Medical enhances surgical accuracy, optimizes workflows, and improves patient outcomes. The company's flagship product, the nView s1 system, provides hospitals with an innovative imaging solution, available for purchase or rental, with additional revenue from surgical disposables and clinical support services. Currently commercializing in the niche market of pediatric spine and orthopedic surgery, nView Medical operates with a lean team of five full-time employees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment- System	5 years
Equipment- GPU Workstation	5 years
Equipment- Surgical Table	5 years

Intangibles
Intangible assets with finite lives, such as patents which are amortized on a straight-line basis over their estimated useful lives. The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Revenue is recognized at a point-in-time when the customer takes possession of the goods.

Cost of Sales
Cost of sales includes the cost of supplies, cost of equipment and equipment services.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $81,817 and $185,845, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	$ 13,921	$ -
Payroll Refund	2,100	2,100
Total Prepaids and Other Current Assets	**$ 16,021**	**$ 2,100**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Payroll	102,024	261,004
Warrant Liability	6,025	-
Tax Payable	22,132	6,764
Total Other Current Liabilities	**$ 130,181**	**$ 267,768**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Raw Materials	$ 18,566	$ 9,276
Work-in-process	219,392	236,871
Finished Goods	-	138,164
Total Inventory	**$ 237,958**	**$ 384,311**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Equipment- System	$ 600,993	$ 594,621
Equipment- GPU Workstation	27,634	27,634
Equipment- Surgical Table	5,973	5,973
Property and Equipment, at cost	**634,600**	**628,228**
Accumulated Depreciation	(517,871)	(416,401)
Property and Equipment, net	**$ 116,729**	**$ 211,827**

Depreciation expense for the years ended December 31, 2024 and 2023 was $101,470 and $113,910, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Patents	$ 284,352	$ 253,260
Intangible Assets, at cost	**284,352**	**253,260**
Accumulated Amortization	(71,196)	(57,027)
Intangible Assets, net	**$ 213,156**	**$ 196,233**

Amortization expenses for the years ended December 31, 2024 and 2023 were $14,169 and $17,015, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2024	$ 14,169
2025	14,169
2026	14,169
2027	14,169
Thereafter	156,480
Total	**$ 213,156**

7. LEASES

The Company has an operating lease for business premises, which matures through 2026. Monthly payments are $2,938. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,	2024
2025	$ 35,256
2026	23,504
2027	-
2028	-
Thereafter	
Present Value Discount	(4,393)
Total	**$ 54,367**

8. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024 Current Portion	As of December 2024 Non-Current Portion	As of December 2024 Total Indebtedness	As of December 2023 Current Portion	As of December 2023 Non-Current Portion	As of December 2023 Total Indebtedness
U.S. Bank Quick Loan	$ 13,336	5.24%	25/05/2022	25/05/2027	$ 3,043	$ 3,617	$ 6,660	$ 3,043	$ 6,234.97	$ 9,278
U.S. Bank Quick Loan	39,667	4.74%	22/02/2022	22/02/2026	10,908	1,433	12,341	10,908	11,498.57	22,407
U.S. Bank Quick Loan	39,667	4.74%	27/04/2022	27/04/2026	10,906	2,302	13,208	10,906	12,322.90	23,229
U.S. Bank Quick Loan	148,229	4.74%	24/08/2022	24/08/2027	35,592	43,337	78,929	35,592	72,983	108,575
Utah Technology Innovation Funding	50,000	Prime Rate	22/12/2022	21/12/2032	-	50,000	50,000	-	50,000	50,000
Total					**$ 60,449**	**$ 100,689**	**$ 161,138**	**$ 60,449**	**$ 153,040**	**$ 213,489**

The summary of the future maturities is as follows:

As of December 31,	2024
2025	$ 60,449
2026	42,369
2027	8,319
2028	.
2029	-
Thereafter	50,001
Total	**$ 161,138**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024 Current Portion	As of December 2024 Non-Current Portion	As of December 2024 Total Indebtedness	As of December 2023 Current Portion	As of December 2023 Non-Current Portion	As of December 2023 Total Indebtedness
2021 Convertible Note	$ 1,500,000	8.00%	12/20/2021	12/17/2025	$ 1,500,000	$ -	$ 1,500,000	$ -	$ 1,500,000	$ 1,500,000
2019 Convertible Note	250,000	8.00%	06/03/2019	10/19/2026	-	250,000	250,000	-	250,000	250,000
Convertible Note converted into Equity in 2024	3,055,000	-	-	-	-	-	-	-	2,825,000	2,825,000
Total					**$ 1,500,000**	**$ 250,000**	**$ 1,750,000**	**$ -**	**$ 4,575,000**	**$ 4,575,000**

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion. If the Company completes an equity financing with total proceeds of at least $3,000,000 (excluding the conversion of this and similar convertible notes), the outstanding principal and accrued interest will automatically convert into preferred equity securities. The conversion price is the lesser of:

- 85% of the per-share price paid by new investors, or
- $26,000,000 divided by the fully diluted shares outstanding immediately before the financing.

The converted shares will have the same rights, privileges, and preferences as those issued in the financing.

Corporate Transaction Conversion. If the Company undergoes a Change of Control (such as a merger, acquisition, or sale of all or substantially all assets), the Company will either:

- Repay the note in cash, covering the outstanding principal and accrued interest, or
- Upon the holder's election, convert the outstanding balance into common stock, based on a $26,000,000 valuation and the fully diluted shares outstanding before the transaction.

The Company is required to notify the noteholder at least 20 days before the anticipated closing of such a transaction.

Maturity Conversion

If the note remains outstanding on the Maturity Date (December 20, 2023), the holder may elect to convert the outstanding balance into common stock at a price based on a $26,000,000 valuation and the fully diluted shares outstanding at the time of conversion. If the holder does not elect to convert, the full balance becomes due and payable upon request.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

9. SHARE-BASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**339,500**	**$ 1.57**	**-**
Granted	-		
Exercised	-		
Expired/Cancelled	(36,000)		-
Outstanding at December 31, 2023	**303,500**	**$ 1.57**	**5.26**
Exercisable Options at December 31, 2023	**303,500**	**$ 1.57**	**5.26**
Granted	62,000	-	
Exercised	-	-	
Expired/Cancelled	(80,000)	-	
Outstanding at December 31, 2024	**285,500**	**$ 1.57**	**4.25**
Exercisable Options at December 31, 2024	**285,500**	**$ 1.57**	**4.25**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024 and 2023, the Company recognized stock-based compensation expenses of $41,798 and $40,639, respectively.

10. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 3,915,000 shares of common stock with a par value of $0.001. As of December 31, 2024, and 2023, 2,059,000 shares of common stock have been issued and were outstanding.

Preferred Stock Series A-1

The Company is authorized to issue 517,021 shares of Preferred Stock Series A-1 with a par value of $0.01. As of December 31, 2024, and 2023, 517,021 and 0 shares have been issued and were outstanding, respectively.

Preferred Stock Series A-2

The Company is authorized to issue 106,868 shares of Preferred Stock Series A-2 with a par value of $0.01. As of December 31, 2024, and 2023, 106,868 and 0 shares have been issued and were outstanding, respectively.

Preferred Stock Series A-3

The Company is authorized to issue 156,730 shares of Preferred Stock Series A-3 with a par value of $0.01. As of December 31, 2024, and 2023, 156,730 and 0 shares have been issued and were outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 180,001 shares of Series Seed Preferred Stock with a par value of $0.01. As of December 31, 2024, and 2023, 180,001 shares have been issued and were outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 278,462 shares of Series Seed-1 Preferred Stock with a par value of $0.01. As of December 31, 2024, and 2023, 278,462 shares have been issued and were outstanding.

Common Stock

Voting Rights: Each holder of Common Stock is entitled to one vote per share on all matters submitted to stockholders for approval.
Dividend Rights: Common Stockholders are entitled to receive dividends only after all dividends on Preferred Stock have been paid in full. Any dividend payments are subject to Board approval.
Liquidity Rights: Upon liquidation, Common Stockholders are entitled to receive the remaining assets of the Company on a pro-rata basis after the full liquidation preference of Preferred Stockholders has been satisfied.

Preferred Stock

Voting Rights: Holders of Preferred Stock are entitled to vote on an as-converted basis with Common Stockholders, except as otherwise required by law or specified in the Company's governing documents.
Dividend Rights: Preferred Stockholders are entitled to receive cumulative/non-cumulative dividends at an annual rate of [X]% of the original issue price, payable when, as, and if declared by the Board of Directors. Dividends must be paid to Preferred Stockholders before any distribution to Common Stockholders.
Liquidation Rights: In the event of a liquidation, dissolution, or winding up of the Company, Preferred Stockholders have a liquidation preference equal to [X] times the original issue price per share, plus any declared but unpaid dividends, before any distribution to Common Stockholders.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (197,630)	$ (404,069)
Valuation Allowance	197,630	404,069
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,015,510)	$ (817,880)
Valuation Allowance	1,015,510	817,880
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $3,913,332. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024 and 2023.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $392,947, an operating cash flow loss of $161,909 and liquid assets in cash of $149,059, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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GET A PIECE OF NVIEW MEDICAL

Advancing surgical imaging with AI-powered 3D imaging.

nView medical partners with leading pediatric hospitals, offering AI-powered 3D imaging solutions designed to enhance surgical precision and workflow efficiency.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


nView
medical
AI-powered
3D imaging for
surgery
already trusted by
top hospitals

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$8.31 Per Share

MIN INVEST $349.02

VALUATION $30M

REASONS TO INVEST

- AI-powered 3D image generation technology designed to enhance surgical precision, and improve efficiency while reducing radiation exposure.
- With $8.5M in VC, grant, and angel investor funding combined, nView medical has developed innovative technology and obtained FDA clearance for the nView s1 system.
- The nView s1 has been used in more than 500 surgeries across leading US hospitals. We have generated more than $1M in lifetime revenue, with revenue growth in 2024.

TEAM



Cristian Atria • CEO, Principal Accounting Officer
A healthcare entrepreneur with over 20 years of experience in product development and commercialization. Previously at GE Healthcare, he led major platform launches. Cristian holds multiple patents and advanced degrees in engineering and business.

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Lisa Last • Chief Operating Officer
Bringing more than 20 years of experience, including 11 at GE Healthcare, Lisa leads nView's regulatory, clinical and manufacturing operations. With expertise in systems design and FDA compliance, she has successfully overseen multiple product clearances and market entries.

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Christopher von Jako, PhD • Board Member (Part Time)
A seasoned med-tech executive, Dr. von Jako has led companies like BrainsWay and Dynatronics, securing major investments and orchestrating various exits. His leadership spans strategic growth, investor relations, and medical imaging innovation. Christoper spends 2 hours per week on nView medical.

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Kevin Foley, MD • Board Member (Part Time)
A neurosurgeon and professor at the University of Tennessee, Dr. Foley has pioneered many advancements in spine surgery. With over 150 patents, he actively contributes and invests in surgical innovations. Kevin spends 6 hours per week with nView medical.

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Frederic Noo, PhD • Scientific Advisor – Image Reconstruction
A tenured professor at the University of Utah, Dr. Noo is an international expert in medical imaging, with a focus on image reconstruction and system design. He has authored over 90 peer-reviewed papers and serves on multiple editorial boards.

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Tolga Tasdizen, PhD • Scientific Advisor - AI & Machine Learning
A professor at the University of Utah, Dr. Tasdizen is a renowned expert in machine learning, AI, computer vision and image analysis, with a focus on medical applications. He is chair of the Medical Imaging with Deep Learning conference (MIDL) and a recipient of the National Science Foundation's CAREER Award.
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THE PITCH

nView medical is advancing surgical imaging with AI-powered image generation technology focused on precision, efficiency and safety. The FDA-cleared nView s1 system has been used in over 500 surgeries across leading U.S. hospitals, with the goal of reducing radiation exposure and enhancing accuracy. The company is backed by $8.5M in venture capital, grant, and angel investor funding, a leadership team with decades of med-tech experience, and 8 granted patents. After a strong launch in pediatrics with over $1M in revenue, nView medical plans to expand into the $6B U.S. adult surgical market.

AI-powered 3D imaging to advance surgical precision



Instant 3D imaging
insta-3D™ technology provides faster insights

Less radiation
quantum-dose™ ensures patient safety

Seamless navigation
true-map navigation™ is a GPS for surgeons

AI assisted surgery
AI displays relevant information in real-time

THE PROBLEM & OUR SOLUTION

The Problem

Surgeons face a difficult trade-off: use fast 2D imaging that doesn't give the full picture, or resort to time-consuming 3D scans that expose patients to high doses of radiation. As a result, they often revert to 2D imaging compromising on precision. We believe there are not currently any solutions that combine *fast, low-radiation, and true 3D imaging* in the operating room, directly impacting surgical outcomes and patient safety.

Our Solution

nView medical addresses this challenge with the **nView s1**, an AI-powered 3D imaging and navigation system that provides real-time, high-resolution and low-radiation images. With **FDA clearance** and used in over **500 surgeries**, the nView s1 system integrates seamlessly into surgical workflows, improving accuracy and efficiency. Surgical disposables and service contracts generate recurring revenue from existing users and complement revenue from equipment placements that in turn increase the user base.

Instant 3D imaging



- No need for a rotating scanner
- Fast and low-dose imaging
- Seamless OR workflow integration

AI assisted surgery


C-T-L
R

- AI image analysis
- Surgical navigation
- Measurements on control images

THE MARKET & OUR TRACTION

The Market

Following an initial launch in the **$250M U.S. pediatric surgical imaging market,** nView medical now plans to expand into the **$6B U.S. adult surgical imaging market**. Pediatric scoliosis is a foundation to expand into adult **spinal deformity** and **minimally invasive surgeries** that are increasingly performed in Ambulatory Surgical Centers (ASC). The nView s1 is being adopted in orthopedic surgery, with growing interest in the adult market.

Beyond surgical imaging, we believe the technology has applications in the broader **$10B U.S. X-ray medical imaging market**[1, 2, 3, 4], inclusive of CT-scans and X-ray systems for diagnostic imaging. We believe nView medical technology has the potential to provide a **low-cost, low-dose alternative** to traditional 3D scanners in select applications and that AI-powered imaging has potential applications in **point-of-care imaging** for clinics, emergency medicine, first responders, and remote locations.


Bringing AI imaging to larger markets
nView
Photo courtesy of Akron Children's Hospital
$250M
Pediatric surgical imaging market
~250 US hospitals
$6B
Adult interventional and surgical imaging market
~5,000 US hospitals & ASCs
$10B
Diagnostic imaging market including
~10,000 imaging facilities

Our Traction

Backed by **$8.5M** in grant and investor funding, and with **8 granted patents**, we have received **FDA clearance** for the nView s1, covering imaging, navigation and AI planning for pediatric and adult patients. The nView s1has been commercially deployed in **top-tier U.S. pediatric hospitals**, including **Stanford Children's, Texas Scottish Rite**, and **St. Louis Children's,** and used in more than **500 surgeries**. We believe early adoption in pediatrics highlights its potential for addressing complex surgical accuracy and radiation safety challenges.


Traction in pediatric surgery
561
310
130
73
Feb '22
Feb '23
Feb '24
Feb '25
Scoliosis
#1 spine surgery in peds
15-20 implants placed
80% are teenage girls
A typical scan carries a
1 in 1000 cancer risk
5.5X less radiation
Company estimates that the total surgery radiation vs. typical 3D alternatives is up to
5.5 times less radiation
Fast adoption
nView technology has been adopted at a rapid pace across US pediatric hospitals reaching more than 500 total cases
"This is a brand new technology that uses ultra low-dose radiation" - Dr. Floccari

WHY INVEST

Invest in cutting-edge AI image generation technology that aims to enhance precision and reduce radiation exposure. nView medical is an award winning company with FDA clearance for the s1 technology that has already been adopted in top-tier US hospitals and used in over 500 surgeries. Funds raised will help nView medical expand into the $6B U.S. adult surgical market by accelerating R&D and commercialization. Join the AI revolution and be part of the transformation in surgical imaging — invest in nView today!



Join the AI-imaging revolution
Award winning company
FDA cleareance
Already in top-tier hospitals
Used in 500+ surgeries
Over $1M in lifetime revenue
Expanding in a $6B market
invest now

ABOUT

HEADQUARTERS
550 W 900 S Suite C
Salt Lake City, UT 84101

WEBSITE
View Site

nView medical partners with leading pediatric hospitals, offering AI-powered 3D imaging solutions designed to enhance surgical precision and workflow efficiency.

TERMS

nView medical

Overview

PRICE PER SHARE
$8.31

VALUATION
$30M

DEADLINE
Jun. 25, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $399.9K

Breakdown

MIN INVESTMENT
$349.02

OFFERING TYPE
Equity

MAX INVESTMENT
$399,935.37

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
14,921

MAX NUMBER OF SHARES OFFERED

48,127

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$916,095	$1,019,696
Cash & Cash Equivalents	$149,059	$170,783
Accounts Receivable	$125,912	$49,442
Short-Term Debt	$2,327,566	$1,537,297
Long-Term Debt	$485,195	$4,728,040
Revenue & Sales	$905,306	$247,219
Costs of Goods Sold	$375,704	$123,498
Taxes Paid	$0	$0
Net Income	-$761,579	-$1,669,253

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

Friends, family, collaborators, and previous investors will receive 15% bonus shares.

Time-Based Perks

Early Bird 1: Invest in the first 24 hours and receive 15% bonus shares

Early Bird 2: Invest in the first 48 hours and receive 10% bonus shares

Early Bird 3: Invest in the first week and receive 5% bonus shares

Early Bird 4: Invest in the first 2 weeks and receive 3% bonus shares

First 2 Weeks | $15k: Invest $15,000+ in the first 2 weeks and receive 15% bonus shares

First 2 Weeks | $10k: Invest $10,000+ in the first 2 weeks and receive 13% bonus shares

First 2 Weeks | $5k: Invest $5,000+ in the first 2 weeks and receive 10% bonus shares

First 2 Weeks | $1k: Invest $1,000+ in the first 2 weeks and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares

Tier 2: Invest $5,000+ and receive 5% bonus shares

Tier 3: Invest $10,000+ and receive 8% bonus shares

Tier 4: Invest $20,000+ and receive 12% bonus shares

Tier 5: Invest $30,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

nView medical Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.31 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $831. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "NVIEW MEDICAL INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF DECEMBER, A.D. 2024, AT 5:03 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE
1793 DELAWARE 1855

5248147 8100
SR# 20244643860

Authentication: 202600216
Date: 01-01-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:03 PM 12/30/2024
FILED 05:03 PM 12/30/2024
SR 20244643860 - File Number 5248147

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NVIEW MEDICAL INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

nView medical Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is nView medical Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 27, 2012 under the name nView medical Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

1: The name of this corporation is nView medical Inc. (the "**Corporation**").

2: The address of the registered office of the Corporation in the State of Delaware is 300 Creek View Road, Suite 209, in the City of Newark, County of New Castle, Delaware 19711. The name of its registered agent at such address is Universal Registered Agents, Inc.

3: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 3,915,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 1,239,082 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

180,001 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**", 278,462 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", 517,021 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**", 106,868 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-2 Preferred Stock**", and 156,730 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-3 Preferred Stock**". The Series A-1 Preferred Stock, the Series A-2 Preferred Stock, and the Series A-3 Preferred Stock are sometimes referred to together as the "**Series A Preferred Stock**." The Series Seed-1 Preferred Stock and the Series A Preferred Stock are sometimes referred to together as the "**Designated Preferred Stock**." The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to six percent (6%) of the applicable Original Issue Price (as defined below) for such series of Preferred Stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A-1 Original Issue Price**" shall mean $4.90444 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The "**Series A-2 Original Issue Price**" shall mean $6.25334 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-2 Preferred Stock. The "**Series A-3 Original Issue Price**" shall mean $5.51762 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-3 Preferred Stock. The "**Series Seed-1 Original Issue Price**" shall mean $2.15827 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "**Series Seed**

Original Issue Price" shall mean $0.33333 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock (together with the Series Seed-1 Original Issue Price, the Series A-1 Original Issue Price, the Series A-2 Original Issue Price, and the Series A-3 Original Issue Price, each an "**Original Issue Price**".

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series Seed-1 Preferred Stock, Series Seed Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price for the applicable class of Series A Preferred Stock (for the avoidance of doubt, all classes of Series A Preferred Stock shall be pari passu for purposes of this Subsection 2.1), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amoun**t"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series Seed-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of the Series A Liquidation Amount in accordance with Subsection 2.1 above, the holders of shares of Series Seed-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed-1 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed-1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed-1 Liquidation Amoun**t"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series Seed-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of the Series A Liquidation Amount in accordance with Subsection 2.1 above and the Series Seed-1 Liquidation Amount in accordance with Subsection 2.2 above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one and one-half times (1.5x) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.3, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.4 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.5 Deemed Liquidation Events.

2.5.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Designated Preferred Stock voting together on an as-converted basis elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.5.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.5.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3, and 2.4.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.5.1(a)(ii) or 2.5.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Designated Preferred Stock voting together on an as-converted basis so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation, including each of the Series A Director and Series Seed-1 Director), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Series A Liquidation Amount, the Series Seed-1 Liquidation Amount, and Series Seed Liquidation Amount, as applicable. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, Series Seed-1 Preferred Stock, or Series Seed Preferred Stock, as applicable, the Corporation shall ratably redeem each holder's shares of Series A Preferred Stock, Series Seed-1 Preferred Stock, or Series Seed Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the date and price of the redemption;

(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

On or before the redemption date, each holder of shares of Preferred Stock to be redeemed on such date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the redemption price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

If the Redemption Notice shall have been duly given, and if on the redemption date the redemption price payable upon redemption of the shares of Preferred Stock to be redeemed on the redemption date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such redemption date and all rights with respect to such shares shall forthwith after the redemption date terminate, except only the right of the holders to receive the redemption price without interest upon surrender of any such certificate or certificates therefor.

(c) Prior to the distribution or redemption provided for in this Subsection 2.5.2(c), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.5.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. If the amount deemed paid or distributed under this Subsection 2.5.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, rights or securities as determined in good faith by the Board of Directors of the Corporation, including each of the Series A Director and the Series Seed-1 Director.

2.5.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.5.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3, and 2.4 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3, and 2.4 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.5.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**"). The holders of record of the shares of Series Seed-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed-1 Director**"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. All stockholders as a whole shall be entitled to elect one (1) independent director of the Corporation (the "Independent Director").. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors if elected by a specific class or series, or by the affirmative vote of all stockholders as a whole if elected by all stockholders, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series Seed-1 Preferred Stock, or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentences of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series Seed-1 Preferred Stock, or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2; provided, however, that, for administrative convenience, the initial Series A Director may also be appointed by the Board of Directors of the Corporation in connection with the approval of the initial issuance of Series A Preferred Stock without a separate action by the holders of a majority of Series A Preferred Stock and the Series Seed-1 Director may also be appointed by the Board of Directors of the Corporation in connection with the approval of the initial issuance of Series Seed-1 Preferred Stock without a separate action by the holders of a majority of Series Seed-1 Preferred Stock.

3.3 Designated Preferred Stock Protective Provisions. At any time when shares of Designated Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Designated Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Designated Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Designated Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Designated Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Designated Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Designated Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Designated Preferred Stock in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Designated Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors, including the approval of each of the Series A Director and the Series Seed-1 Director;

3.3.6 create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security unless such debt security has received the prior approval of the Board of Directors, including the approval of each of the Series A Director and the Series Seed-1 Director;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Series A-1 Conversion Price**" shall initially be equal to $4.90444. The "**Series A-2 Conversion Price**" shall initially be equal to $6.25334. The "**Series A-3 Conversion Price**" shall initially be equal to $5.51762. The "**Series Seed-1 Conversion Price**" shall initially be equal to $2.15827. The "**Series Seed Conversion Price**" shall initially be equal to $0.33333 (together with the Series A-1 Conversion Price, the Series A-2 Conversion Price, the Series A-3 Conversion Price, and the Series Seed-1 Conversion Price, each a "**Conversion Price**"). Such applicable initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation, including each of the Series A Director and the Series Seed-1 Director. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing any Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to any Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including both the Series A Director and the Series Seed-1 Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including both the Series A Director and the Series Seed-1 Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including both the Series A Director and the Series Seed-1 Director;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including both the Series A Director and the Series Seed-1 Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including both the Series A Director and the Series Seed-1 Director.

4.4.2 No Adjustment of Conversion Price. No adjustment in any Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from holders of at least a majority of the outstanding shares of the applicable class of Designated Preferred Stock agreeing that (i) no such adjustment be made to the Series A-1 Conversion Price as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, (ii) no such adjustment be made to the Series A-2 Conversion Price as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, (iii) no such adjustment be made to the Series A-3 Conversion Price as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, and (iv) no such adjustment be made to the Series Seed-1 Conversion Price as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A-1 Conversion Price, the Series A-2 Conversion Price, the Series A-3 Conversion Price, or the Series Seed-1 Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to the applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the

Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to any applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to any applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to any applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Designated Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such

Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to any Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, any Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, any Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event any Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.5, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of the Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a market capitalization of at least $150,000,000 in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Designated Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Except as otherwise expressly set forth in this Second Amended and Restated Certificate of Incorporation, (a) any of the rights, powers, preferences or other terms of the Designated Preferred Stock set forth herein that are generally applicable to holders of each series of Designated Preferred Stock may be waived on behalf of all holders of Designated Preferred Stock by the affirmative written consent or vote of the holders of a majority of the then outstanding shares of Designated Preferred Stock (voting or consenting exclusively as a class); (b) any of the rights, powers, preferences or other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of a majority of the then outstanding shares of Series Seed Preferred Stock (voting or consenting exclusively as a class); (c) any of the rights, powers, preferences or other terms of the Series Seed-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed-1 Preferred Stock by the affirmative written consent or vote of the holders of a majority of the then outstanding shares of Series Seed-1 Preferred Stock (voting or consenting exclusively as a class); and (d) any of the rights, powers, preferences or other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock (voting or consenting exclusively as a class).

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5: Subject to any additional vote required by the Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

6: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

7: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

8: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

9: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

10: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding.

Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation,

partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

11: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

12: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this December 30, 2024.

By:____

Cristian Atria, Chief Executive Officer